

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2020

James D. DeVries
President and Chief Executive Officer
ADT Inc.
1501 Yamato Road
Boca Raton, FL 33431

  Re: ADT Inc.
    Preliminary Schedule 14C
    Filed on August 6, 2020
    File No. 001-38352

Dear Mr. DeVries:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Preliminary 14C filed on August 6, 2020

Notice of Action by Written Consent of the Holders of the Majority Voting Power of the Company's Common Stock , page 1

1. We note your statement here that your new charter, "provides that the U.S. federal district courts shall, to the fullest extent permitted by law, be the sole and exclusive forum for any claims arising under the Securities Act of 1933, as amended (the "Securities Act")." Please disclose whether this provision applies to actions arising under the Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If the provision does not apply to claims arising under the Exchange Act, please revise the charter to clearly state that this is the case, or provide reasonable assurance that you will make future investors aware of the provision's limited applicability (for example, by including such disclosure in your future Exchange Act reports).

<u>Increase in Shares Authorized for Issuance , page 10</u>

2.   It appears that this proposal is in connection with the consummation of your acquisition of Cell Bounce. As such, it appears that you are required to provide the information required by Items 11, 13 and 14 of Schedule 14A. Please refer to Note A of Schedule 14A, which requires the disclosure required by Items 11, 13 and 14 because shareholder approval of an increase in shares authorized for issuance is related to an acquisition. Please revise or advise us why you do not need to provide this information.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services